Exhibit (a)(5)lxxxxiv

For Immediate Release

Contact:	Jennifer Glass
Oracle Corp.
(650) 633-6192
jennifer.glass@oracle.com

ORACLE ANNOUNCES SLATE OF NOMINEES TO PEOPLESOFT BOARD

REDWOOD SHORES, Calif., January 23, 2004—Oracle Corporation (NASDAQ: ORCL) today announced that it delivered notice to PeopleSoft, Inc. (NASDAQ: PSFT) of its intent to nominate five individuals to the PeopleSoft Board of Directors, and of its intent to introduce a stockholder proposal to expand the PeopleSoft board to nine members if PeopleSoft Director Michael Maples is not put up for election.

“We believe that the incumbent PeopleSoft Board of Directors has consistently refused to consider its stockholders’ best interests regarding the Oracle tender offer. We intend to nominate a slate of directors who will exercise independent judgment in considering the Oracle tender offer and any other matters before the PeopleSoft board and provide independent representation for the true owners of PeopleSoft, the stockholders,” said Oracle spokesperson, Jim Finn. “Furthermore, Michael Maples has never been elected by the stockholders, and we believe that he should stand for election at the PeopleSoft 2004 Annual Meeting of Stockholders. If PeopleSoft will not put Mr. Maples up for election, we will put forth a proposal to amend the bylaws and expand the PeopleSoft board to nine members. This newly-created directorship would be decided by the stockholders at the annual meeting, enabling the PeopleSoft stockholders to elect a majority of the board and determine for themselves who should guide the future of PeopleSoft.”

The Oracle nominees are Dr. Duke K. Bristow, economist at the UCLA Anderson School of Management, Director of the Corporate Governance Program and chair of the Annual Corporate Governance Conference; Richard L. Clemmer, President of Venture Capital Tech LLC and former Chief Executive Officer of PurchasePro.com, Inc.; Roger

Noall, former Senior Executive Vice President and Chief Administrative Officer of KeyCorp; Dr. Laurence E. Paul, Managing Principal of Laurel Crown Capital, LLC; and Dr. Artur Raviv, Alan E. Peterson Distinguished Professor of Finance at the Kellogg Graduate School of Management, Northwestern University.

Oracle Corporation and Messrs. Bristow, Clemmer, Noall, Paul and Raviv will be soliciting proxies for use at the 2004 Annual Meeting, or at any adjournment or postponement thereof, to vote in favor of the Oracle Nominees identified in this Notice and to vote on any other matters that shall be voted upon at the 2004 Annual Meeting. Oracle will be filing a proxy statement on Schedule 14A with the Securities and Exchange Commission (“SEC”) in connection with this solicitation of proxies for the 2004 Annual Meeting (the “Proxy Statement”). Promptly after filing a definitive Proxy Statement with the SEC, Oracle will mail the Proxy Statement and a BLUE Proxy Card to each PeopleSoft stockholder entitled to vote at the Annual Meeting. Oracle has engaged MacKenzie Partners Inc. (“MacKenzie”) to assist it in the solicitation of proxies from PeopleSoft stockholders. Oracle has agreed to pay customary compensation to MacKenzie for such services. In addition, Oracle has agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses and to indemnify them and certain related persons against certain liabilities relating to or arising out of the engagement. In its role as financial advisor to Oracle, Credit Suisse First Boston LLC (“CSFB”) may also assist in the solicitation of proxies from PeopleSoft stockholders. CSFB will not receive any fees for or in connection with its solicitation activities, other than the fees due CSFB for its services as financial advisor to Oracle and as Dealer Manager in connection with Oracle’s tender offer. In addition, directors, officers and employees of Oracle may solicit proxies although no additional compensation will be paid to directors, officers or employees for such services.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on July 24, 2003 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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